SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Registration with CVM SHOULD not BE CONSTRUED AS AN appreciation on the company. company management is responsible for the information provided.

01.01 - IDENTIFICATION

1 - CVM CODE 01771-0	2 - COMPANY NAME VIVO PARTICIPAÇÕES S.A.	3 – Brazilian IRS Registry of Legal Entities (CNPJ) 02.558.074/0001-73
4 - Registration Number (NIRE) 35300158792

01.02 - HEAD OFFICE

1 - ADDRESS Av. Roque Petroni Júnior, 1464			2 - DISTRICT Morumbi
3 - ZIP CODE 04707-000	4 - MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE NUMBER 7420-1062	8 - TELEPHONE NUMBER -	9 - TELEPHONE NUMBER -	10 - TELEX -
11 - AREA CODE -	12 - FAX -	13 - FAX -	14 - FAX -
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME Ernesto Gardelliano
2 - ADDRESS Av. Roque Petroni Junior, 1464			3 - DISTRICT Morumbi
4 - ZIP CODE 04707-000	5 - MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE NUMBER 7420-1172	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX -
12 - AREA CODE 11	13 - FAX 7420-2247	14 - FAX -	15 - FAX -
16 - E-MAIL ri@vivo.com.br

01.04 - General INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2008	12/31/2008	1	01/01/2008	03/31/2008	4	01/10/2007	12/31/2007
9 - AUDITOR Ernst & Young Auditores Independentes S/S					10 - CVM CODE 00471-5
11 - NAME OF RESPONSIBLE PARTNER Luiz Carlos Passetti					12 - INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER 001.625.898-32

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES (IN THOUSANDS)	1 - CURRENT QUARTER 06/30/2007	2 - PRIOR QUARTER 03/31/2007	3 - SAME QUARTER IN PRIOR YEAR 09/30/2006
SUBSCRIBED CAPITAL
1 - COMMON	524,932	524,932	524,932
2 - PREFERRED	917,186	917,186	917,186
3 - TOTAL	1,442,118	1,442,118	1,442,118
TREASURY STOCK
4 - COMMON	0	0	0
5 - PREFERRED	4,495	4,495	4,495
6 - TOTAL	4,495	4,495	4,495

01.06 -  CHARACTERISTICS  OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and others
2 – SITUATION Operating
3 – SHARE CONTROL NATURE Private holding
4 - ACTIVITY CODE 1130 - Telecommunications
5 - MAIN ACTIVITY Cellular Telecommunications Service
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF INDEPENDENT ACCOUNTANTS’ REPORT Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – Brazilian IRS Registry of Legal Entities (CNPJ)	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - YIELD	5 – DATE OF PAYMENT	6 - TYPE OF SHARE	7 - YIELD PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (In thousands of reais)	4 - CHANGE AMOUNT (In thousands of reais)	5 – CHANGE NATURE	6 – NUMBER of SHARES ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (In reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 04/25/2008	2 - SIGNATURE

A free translation from Portuguese into English of quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific standards issued by IBRACON, CFC and CVM

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – QUARTERLY INFORMATION                 Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY                                                      At 03/31/2008

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2008	4 - 12/31/2007
1	TOTAL ASSETS	10,131,465	10,080,986
1.01	CURRENT ASSETS	1,603,902	1,668,671
1.01.01	CASH AND CASH EQUIVALENTS	32	13,793
1.01.02	RECEIVABLES	1,595,183	1,646,411
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	-	-
1.01.02.02	OTHER RECEIVABLES	1,595,183	1,646,411
1.01.02.02.01	INTEREST ON SHAREHOLDERS EQUITY AND DIVIDENDS	1,595,183	1,646,411
1.01.03	INVENTORIES	-	-
1.01.04	OTHER	8,687	8,467
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	4,696	4,696
1.01.04.02	OTHER ASSETS	3,509	3,137
1.01.04.03	PREPAID EXPENSES	471	598
1.01.04.04	ADVANCES TO SUPPLIERS	11	36
1.02	NONCURRENT ASSETS	8,527,563	8,412,315
1.02.01	LONG-TERM RECEIVABLES	537,655	547,327
1.02.01.01	OTHER RECEIVABLES	535,792	545,464
1.02.01.01.01	DEFERRED AND RECOVERABLE TAXES	528,379	543,004
1.02.01.01.02	OTHER ASSETS	5,556	529
1.02.01.01.03	PREPAID EXPENSES	1,857	1,931
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	1,863	1,863
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	-	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	1,863	1,863
1.02.01.03	OTHER	-	-
1.02.02	PERMANENT ASSETS	7,989,908	7,864,988
1.02.02.01	INVESTMENTS	7,989,900	7,864,973
1.02.02.01.01	ASSOCIATED COMPANIES	-	-
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	-	-
1.02.02.01.03	SUBSIDIARY COMPANIES	7,400,346	7,197,499
1.02.02.01.04	GOODWILL ON ACQUISITION OF INVESTMENTS	589,449	667,369
1.02.02.01.05	OTHER INVESTMENTS	105	105
1.02.02.02	PROPERTY AND EQUIPMENT	8	15
1.02.02.03	INTANGIBLE ASSETS	-	-
1.02.02.04	DEFERRED CHARGES	-	-

02.02 - BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 03/31/2008	4 - 12/31/2007
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,131,465	10,080,986
2.01	CURRENT LIABILITIES	742,342	782,991
2.01.01	LOANS AND FINANCING	72,869	97,629
2.01.02	DEBENTURES	552,614	539,912
2.01.03	SUPPLIERS	3,819	3,480
2.01.04	TAXES PAYABLE	1,480	24,326
2.01.05	DIVIDENDS PAYABLE	9,299	7,862
2.01.06	PROVISIONS	1,176	1,068
2.01.06.01	PROVISION FOR CONTINGENCIES	1,176	1,068
2.01.07	PAYABLES TO RELATED PARTIES	161	168
2.01.08	OTHER	100,924	108,546
2.01.08.01	PAYROLL AND SOCIAL CHARGES	1,532	1,805
2.01.08.02	DERIVATIVE CONTRACTS	18,351	17,085
2.01.08.03	OTHER LIABILITIES	81,041	89,656
2.02	NONCURRENT LIABILITIES	1,000,570	1,000,418
2.02.01	LONG-TERM LIABILITIES	1,000,570	1,000,418
2.02.01.01	LOANS AND FINANCING	-	-
2.02.01.02	DEBENTURES	1,000,000	1,000,000
2.02.01.03	PROVISIONS	250	98
2.02.01.03.01	PROVISION FOR CONTINGENCIES	250	98
2.02.01.04	PAYABLES TO RELATED PARTIES	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-
2.02.01.06	OTHER	320	320
2.02.01.06.01	FUNDING EXPENSES	320	320
2.02.02	DEFERRED INCOME	-	-
2.04	SHAREHOLDERS’ EQUITY	8,388,553	8,297,577
2.04.01	CAPITAL STOCK	6,347,784	6,347,784
2.04.02	CAPITAL RESERVES	1,071,316	1,071,316
2.04.03	REVALUATION RESERVE	-	-
2.04.03.01	OWN ASSETS	-	-
2.04.03.02	CONTROLLED AND NON CONTROLLED SUBSIDIARIES	-	-
2.04.04	REVENUE RESERVES	878,477	878,477
2.04.04.01	LEGAL	100,960	100,960
2.04.04.02	STATUTORY	-	-
2.04.04.03	CONTINGENCIES	11,070	11,070
2.04.04.04	REALIZABLE PROFIT RESERVES	-	-
2.04.04.05	RETENTION OF PROFITS	777,517	777,517
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	-
2.04.04.07	OTHER REVENUE RESERVES	(11,070)	(11,070)
2.04.04.07.01	TREASURY STOCK	(11,070)	(11,070)
2.04.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	90,976	-

03.01 - STATEMENT OF OPERATIONS  (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 01/01/2008 to 03/31/2008	4 - 01/01/2008 to 03/31/2008	5 - 01/01/2007 to 03/31/2007	6 - 01/01/2007 to 03/31/2007
3.01	GROSS SALES AND/OR SERVICES	-	-	-	-
3.02	DEDUCTIONS	-	-	-	-
3.03	NET SALES AND/OR SERVICES	-	-	-	-
3.04	COST OF SALES AND/OR SERVICES	-	-	-	-
3.05	GROSS PROFIT	-	-	-	-
3.06	OPERATING EXPENSES/INCOME	90,976	90,976	(16,772)	(16,772)
3.06.01	SELLING EXPENSES	-	-	-	-
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(5,402)	(5,402)	(4,768)	(4,768)
3.06.03	FINANCIAL	(35,233)	(35,233)	(42,601)	(42,601)
3.06.03.01	FINANCIAL INCOME	8,451	8,451	9,900	9,900
3.06.03.02	FINANCIAL EXPENSES	(43,684)	(43,684)	(52,501)	(52,501)
3.06.04	OTHER OPERATING INCOME	6,984	6,984	737	737
3.06.05	OTHER OPERATING EXPENSES	(78,220)	(78,220)	(78,677)	(78,677)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	202,847	202,847	108,537	108,537
3.07	OPERATING RESULT	90,976	90,976	(16,772)	(16,772)
3.08	NONOPERATING INCOME (LOSS)	-	-	(2)	(2)
3.08.01	REVENUES	-	-	-	-
3.08.02	EXPENSES	-	-	(2)	(2)
3.09	LOSS BEFORE TAXES AND PROFIT SHARING	90,976	90,976	(16,774)	(16,774)
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	-	-	-	-
3.11	DEFERRED INCOME TAX	-	-	-	-
3.12	STATUTORY INTEREST/CONTRIBUTIONS	-	-	-	-
3.12.01	INTEREST	-	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-	-
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-
3.15	LOSS FOR THE PERIOD	90,976	90,976	(16,774)	(16,774)
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	1,437,623	1,437,623	1,437,623	1,437,623
	EARNINGS PER SHARE	0.06328	0.06328	-	-
	LOSS PER SHARE	-	-	(0.01167)	(0.01167)

02.01 - BALANCE SHEET – CONSOLIDATED ASSETS  (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 03/31/2008	4 – 12/31/2007
1	TOTAL ASSETS	17,825,930	18,091,216
1.01	CURRENT ASSETS	7,081,551	6,821,343
1.01.01	CASH AND CASH EQUIVALENTS	2,182,948	2,190,990
1.01.01.01	CASH AND BANKS	24,835	328,256
1.01.01.02	SHORT-TERM INVESTMENTS	2,158,113	1,862,734
1.01.02	RECEIVABLES	2,063,383	2,218,076
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	2,027,671	2,178,745
1.01.02.02	OTHER RECEIVABLES	35,712	39,331
1.01.02.02.01	SHORT-TERM INVESTMENTS PLEDGED AS COLLATERAL	33,397	32,359
1.01.02.02.02	CREDIT WITH RELATED PARTIES	2,315	6,972
1.01.03	INVENTORIES	384,875	376,624
1.01.04	OTHER	2,456,345	2,035,653
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	1,704,559	1,614,377
1.01.04.02	DERIVATIVE CONTRACTS	14,903	916
1.01.04.03	OTHER ASSETS	168,509	190,606
1.01.04.04	PREPAID EXPENSES	566,634	228,922
1.01.04.05	ADVANCES TO SUPPLIERS	1,740	832
1.02	NONCURRENT ASSETS	10,738,379	11,269,873
1.02.01	LONG-TERM RECEIVABLES	2,428,077	2,551,239
1.02.01.01	OTHER CREDIT	2,424,387	2,547,549
1.02.01.01.01	SHORT-TERM INVESTMENTS PLEDGED AS COLLATERAL	19,664	27,108
1.02.01.01.02	DEFERRED AND RECOVERABLE TAXES	2,291,622	2,433,916
1.02.01.01.03	DERIVATIVE CONTRACTS	28,120	3,835
1.02.01.01.04	PREPAID EXPENSES	56,197	59,870
1.02.01.01.05	OTHER ASSETS	28,784	22,820
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	3,690	3,690
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	-	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	3,690	3,690
1.02.02	PERMANENT ASSETS	8,310,302	8,718,634
1.02.02.01	INVESTMENTS	589,562	667,482
1.02.02.01.01	ASSOCIATED COMPANIES	-	-
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	-	-
1.02.02.01.03	SUBSIDIARY COMPANIES	-	-
1.02.02.01.04	GOODWILL ON ACQUISITION OF INVESTMENTS	589,449	667,369
1.02.02.01.05	OTHER INVESTMENTS	113	113
1.02.02.02	PROPERTY AND EQUIPMENT	6,043,983	6,301,389
1.02.02.03	INTANGIBLE ASSETS	1,596,873	1,660,299
1.02.02.04	DEFERRED CHARGES	79,884	89,464

02.02 - BALANCE SHEET – CONSOLIDATED LIABILITIES AND SHAREHOLDERS' EQUITY  (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 –03/31/2008	4 – 12/31/2007
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,825,930	18,091,216
2.01	CURRENT LIABILITIES	6,163,859	6,877,232
2.01.01	LOANS AND FINANCING	1,519,054	1,444,124
2.01.02	DEBENTURES	552,614	539,912
2.01.03	SUPPLIERS	2,426,284	3,069,308
2.01.04	TAXES PAYABLE	534,505	570,972
2.01.05	DIVIDENDS PAYABLE	20,172	22,219
2.01.06	PROVISIONS	89,632	81,395
2.01.06.01	PROVISION FOR CONTINGENCIES	89,632	81,395
2.01.07	PAYABLES TO RELATED PARTIES	1,923	847
2.01.08	OTHER	1,019,675	1,148,455
2.01.08.01	PAYROLL AND SOCIAL CHARGES	111,306	173,472
2.01.08.02	DERIVATIVE CONTRACTS	370,390	429,661
2.01.08.03	DEFERRED REVENUE	329,515	336,320
2.01.08.04	OTHER LIABILITIES	208,464	209,002
2.02	NONCURRENT LIABILITIES	3,273,518	2,916,407
2.02.01	LONG-TERM LIABILITIES	3,273,518	2,916,407
2.02.01.01	LOANS AND FINANCING	1,731,683	1,397,404
2.02.01.02	DEBENTURES	1,000,000	1,000,000
2.02.01.03	PROVISIONS	132,379	121,969
2.02.01.03.01	PAYABLES TO RELATED PARTIES	4,062	3,960
2.02.01.03.02	PROVISION FOR CONTINGENCIES	128,317	118,008
2.02.01.04	PAYABLES TO RELATED PARTIES	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-
2.02.01.06	OTHER	409,456	397,034
2.02.01.06.01	TAXES PAYABLE	191,377	181,359
2.02.01.06.02	DERIVATIVE CONTRACTS	12,902	23,482
2.02.01.06.03	OTHER LIABILITIES	204,731	191,747
2.02.01.06.04	FUNDS FOR CAPITALIZATION	446	446
2.02.02	DEFERRED INCOME	-	-
2.03	MINORITY INTEREST	-	-
2.04	SHAREHOLDERS’ EQUITY	8,388,553	8,297,577
2.04.01	CAPITAL STOCK	6,347,784	6,347,784
2.04.02	CAPITAL RESERVES	1,071,316	1,071,316
2.04.03	REVALUATION RESERVE	-	-
2.04.03.01	OWN ASSETS	-	-
2.04.03.02	SUBSIDIARY/ASSOCIATED COMPANIES	-	-
2.04.04	REVENUE RESERVES	878,477	878,477
2.04.04.01	LEGAL	100,960	100,960
2.04.04.02	STATUTORY	-	-
2.04.04.03	CONTINGENCIES	11,070	11,070
2.04.04.04	REALIZABLE REVENUE RESERVES	-	-
2.04.04.05	RETENTION OF PROFITS	777,517	777,517
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	-
2.04.04.07	OTHER REVENUE RESERVES	(11,070)	(11,070)
2.04.04.07.01	TREASURY STOCK	(11,070)	(11,070)
2.04.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	90,976	-
2.04.06	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-

03.01 – CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 – 01/01/2008 to 03/31/2008	4 - 01/01/2008 to 03/31/2008	5 – 01/01/2007 to 03/31/2007	6 - 01/01/2007 to 03/31/2007
3.01	GROSS SALES AND/OR SERVICES	4,607,326	4,607,326	3,964,349	3,964,349
3.02	DEDUCTIONS	(1,275,348)	(1,275,348)	(1,113,501)	(1,113,501)
3.03	NET SALES AND/OR SERVICES	3,331,978	3,331,978	2,850,848	2,850,848
3.04	COST OF SALES AND/OR SERVICES	(1,747,155)	(1,747,155)	(1,393,214)	(1,393,214)
3.05	GROSS PROFIT	1,584,823	1,584,823	1,457,634	1,457,634
3.06	OPERATING EXPENSES/INCOME	(1,357,676)	(1,357,676)	(1,390,335)	(1,390,335)
3.06.01	SELLING EXPENSES	(878,640)	(878,640)	(792,466)	(792,466)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(287,126)	(287,126)	(287,404)	(287,404)
3.06.03	FINANCIAL	(70,572)	(70,572)	(118,684)	(118,684)
3.06.03.01	FINANCIAL INCOME	75,305	75,305	66,906	66,906
3.06.03.02	FINANCIAL EXPENSES	(145,877)	(145,877)	(185,590)	(185,590)
3.06.04	OTHER OPERATING INCOME	73,614	73,614	53,840	53,840
3.06.05	OTHER OPERATING EXPENSES	(194,952)	(194,952)	(245,621)	(245,621)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	0	0	0	0
3.07	OPERATING RESULT	227,147	227,147	67,299	67,299
3.08	NONOPERATING INCOME	357	357	(865)	(865)
3.08.01	REVENUES	1,606	1,606	13,516	13,516
3.08.02	EXPENSES	(1,249)	(1,249)	(14,381)	(14,381)
3.09	RESULT BEFORE TAXES AND PROFIT SHARING	227,504	227,504	66,434	66,434
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(137,895)	(137,895)	(85,768)	(85,768)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDER’S EQUITY	0	0	0	0
3.14	MINORITY INTEREST	0	0	0	0
3.15	PROFIT/LOSS FOR THE PERIOD	89,609	89,609	(19,334)	(19,334)
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	1,437,623	1,437,623	1,437,623	1,437,623
	EARNINGS PER SHARE	0.06233	0.06233	-	-
	LOSS PER SHARE	-	-	(0.01345)	(0.01345)

VIVO PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

For the Three-Month Period ended March 31, 2008
(Amounts expressed in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONS

Vivo Participações S/A (“Company”) is a publicly traded corporation that at March 31, 2008 has as controlling shareholders Brasilcel N.V. and its subsidiaries Portelcom Participações S/A, Sudestecel Participações Ltda., Avista Participações Ltda., TBS Celular Participações Ltda. and Tagilo Participações Ltda., which jointly hold, treasury shares excluded, 62.95% of the Company’s total capital.

Brasilcel N.V. is jointly controlled by Telefonica S/A (50% of total capital), PT Móveis Serviços de Telecomunicações SGPS S/A (49.999% of total capital) and Portugal Telecom SGPS S/A (0.001% of total capital).

The wholly-owned subsidiary Vivo S.A. is a provider of mobile telephone services, including activities necessary or useful for the performance of such services, in accordance with authorizations granted .

The authorizations granted may be renewed just once, for a 15-year period, against a payment every two years of rates equivalent to 2% (two percent) of revenues for the year prior to that of the payment, net of taxes and mandatory social contributions related to the application of the Basic and Alternative Plans of Service.

The authorizations that need to be renewed in 2008 are already in the process of renewal by the regulatory agency.

The subsidiary’s business and the services it may provide are regulated by the National Telecommunications Agency (ANATEL), the regulator for telecommunications services in Brazil, in accordance with Law No. 9472 of July 16, 1997 and respective regulations, decrees, decisions and complementary plans.

Acquisitions - Telemig Participações S.A. and Tele Norte Participações S.A.

On August 2, 2007, in accordance with the terms of the Instruction CVM No. 358, of January 3, 2002, the Company announced a stock purchase agreement with Telpart Participações S.A. (Telpart ") to acquire (i) 72,581,089,368 (seventy-two billion, five hundred eighty-one million, eighty-nine thousand, three hundred sixty-eight) common shares and 9,699,320,342 (nine billion, six hundred ninety-nine million, three hundred twenty thousand, three hundred forty-two) preferred shares of Telemig Celular Participações S.A. ("Telemig Participações"), corresponding to 53.90% of voting capital, 4.27% of non-voting capital and 22.72% of total capital; and (ii) 64,633,961,594 (Sixty-four billion, six hundred thirty-three million, nine hundred sixty-one thousand, five hundred ninety-four) common shares and 185,778,351 (one hundred eighty-five million, seven hundred seventy-eight thousand, three hundred fifty-one) preferred shares of Tele Norte Celular Participações S.A. (“Tele Norte Participações”), corresponding to 51.86% of voting capital, 0.09% of non-voting capital and 19.34% of total capital (the “Acquisition”). Telemig Participações is the controlling shareholder of Telemig Celular S.A. (“Telemig Celular”), which is the SMP - Personal Mobile Service provider in Area 4 of Region 1 of the General Plan of Authorizations of SMP, that covers the State of Minas Gerais, and  Tele Norte Participações is the controlling shareholder of the Amazônia Celular S.A. (“ Amazônia Celular “), which is the mobile service provider of SMP in Area 8 of Region 1 of the General Plan of Authorizations of SMP, that embraces the States of Amazonas, Roraima, Amapá, Pará and Maranhão.

The permission of the sale and purchase agreement was approved by the general meetings of shareholders of the Company and of Telpart held on August 21, 2007. The conclusion of the Acquisition (“Closing “) is subjected to certain conditions precedent set forth in the stock purchase agreement.

At October 23, 2007, in the meeting of the ANATEL’s Board of Directors the acquisition of Telemig Participações S.A. for the Company was approved unanimously by votes (5 to 0). This approval was published on November 06, 2007, by way of Act No. 68,401, still pending the approval of the acquisition of Tele Norte Participações S.A. shares.

Selling - Tele Norte Participações SA

On December 20, 2007 in accordance with the terms of Instruction CVM No. 358 of 01/03/02, the Company announced that a stock purchase agreement was signed with Telemar Norte Participações (“Telemar”), in order to sell the shares of Tele Norte Participações, which Telpart had agreed to sell and transfer to the Company under the terms of the stock purchase agreement dated as of August 02, 2007.

Anatel, by Act No. 1261, of March 05, 2008, published in the Official Daily Government Newspaper - DOU on March 7, 2008, granted the permission to carry out the transfer of shares of Tele Norte Participações to the Company, and the subsequent permission to carry out the transfer of those shares to Telemar. This process was completed, as described in Note 32.

Auction of the Frequencies 1.9 Mhz

On September 25, 2007, the Company, through its subsidiary VIVO S.A. was the winning bidder of the Band L lots, except for lot 16 (area of Londrina- state of Paraná) and of lot 20 (North of Brazil), after opening the proposals carried through on that date in the headquarters of ANATEL. Band L comprises lots in the frequency range from 1895 to 1900 Mhz and from 1975 to 1980 Mhz, with 5 + 5 Mhz width, in all the regions served by the SMP.  Thus, Vivo closed its last “gap” coverage and will soon be operating in the whole Brazilian territory.

In order to achieve this benchmark, Vivo offered 50.60% average premium over the minimum price set in the auction call notice. Vivo’s offer was approximately R$169.7 million for all Band L lots acquired. However, pursuant to the rules provided for in the auction call notice, the price to be paid refers to the remaining term of the pre-existing authorizations for each lot acquired, which term is always counted as from the date of execution of the Term of Authorization referring to this bidding process. The amount resulting from the governmental bidding for Vivo totaled R$50.3 million, without including the lots of state of Minas Gerais.

Auction of the Frequencies of 2.1 Mhz (3G)

On December 20, 2007, the Company, through its subsidiary, announced that it was the winning bidder in the Band J lots, with 10 + 10 MHz width, with exception of the areas VII and X. In order to achieve this benchmark, Vivo has paid 92.5% average premium over the minimum price set in the auction call notice. For all Band J lots acquired, the Vivo offer was approximately R$1.1 billion for a period of 15 years, subjected to a one-time renewal period of 15 years. The total amount or 10% should be paid at the time of the execution of the Terms of Authorization. The remaining 90% may be paid in 6 equal and annual installments, with a grace period of 3 years, adjusted to the Telecommunications Sector Index - IST variation, plus 1% monthly.

Agreement between Telefonica and Telecom Italy

In October 2007, TELCO S.p.A. (in which Telefonica S.A holds a participation of 42.3%), completed the acquisition of 23.6% of Telecom Italia. Telefonica S.A. has joint control of Vivo, through its joint venture with Portugal Telecom. Telecom Italia has controlling interest in TIM Participações S.A (TIM), which is a mobile operator in Brazil. As result of the acquisition of its interest in Telecom Italia, Telefonica S.A. does not have any direct involvement in the operations of TIM. Additionally, any transactions between the Company and TIM are transactions in the normal course of business (inter-operator transactions), which are regulated by the ANATEL.

2. BASIS OF PREPARATION AND PRESENTATION OF QUARTERLY INFORMATION

Company and consolidated Quarterly Information (“ITR”) are presented in thousands of Brazilian Reais (unless indicated otherwise) and have been prepared in accordance with accounting practices adopted in Brazil, considering Brazil’s corporate legislation, standards applicable to concessionaries of public telecommunications services and accounting procedures established by the Brazilian Securities Commission (CVM).

As disclosed in Note 31, on December 28, 2007 the President of Brazil enacted Law No 11638. that adds, amends and repeals certain provisions of Law No. 6404 of December 15, 1976 and Law No. 6385 of December 7, 1976. Although Law No. 11638 is already effective since January 1, 2008, this Quarterly Information does not include any of its changes, as provided under the CVM Communication to the Market of January 14, 2008.

This Quarterly Information was prepared following principles, practices and criteria consistent with those adopted in the preparation of previous fiscal year’s financial statements and should be analyzed in conjunction with such statements.

Intercompany asset and liability, revenue and expense balances were eliminated on consolidation.

Some accounts of the consolidated income statement for the quarter ended March 31, 2007 were reclassified for purposes of comparability, as follows:

  Reclassification of depreciation of handsets on a free-lease agreement basis:from General and Administrative Expenses to Selling Expenses;
  Reclassification of revenues from Commercial Incentives from Other Operating Income to Selling Expenses.
  Reclassification of provision of Pis/Cofins from General and Administrative Expenses to Other Operating Expenses.
Accounts	Income Statement of 3.31..07	Reclassification	Income Statement of 3.31.07, released at 3.31.08

Selling expenses	(798,574)	6,108	(792,466)
General and administrative expenses	(306,793)	19,389	(287,404)
Other operating expense	(235,104)	(10,517)	(245,621)
Other operating income	68,820	(14,980)	53,840

The reconciliation of Company's and consolidated net income (loss) for the quarters ended March 31, 2008 and 2007, is as follows:

	3.31.08	3.31.07
Company Net Income (loss)	90,976	(16,774)
Subsidiaries Donations	(1,367)	(2,560)
Consolidated Net Income (Loss)	89,609	(19,334)

3. SHORT-TERM INVESTMENTS

Temporary cash investments refer principally to fixed income transactions, which are indexed to the interbank deposit rates (CDI), with immediate liquidity.
At March 31, 2008, the subsidiary had financial investments pledged in guarantee of lawsuits and of loans and financing (Note 15.d), amounting to R$33,397 (R$32,359 on December 31, 2007) and R$19,664 (R$27,108 on December 31, 2007), respectively.

4. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	3.31.08	12.31.07
Receivables from billed services	790,012	1,032,439
Receivables from unbilled services	652,643	414,192
Receivables from interconnection fees	627,036	630,679
Receivables from goods sold	317,119	446,136
(-) Allowance for doubtful accounts	(359,139)	(344,701)
Total	2,027,671	2,178,745

There are no customer accounts for more than 10% of trade accounts receivable, net at March 31, 2008 and December 31, 2007.

At March 31, 2008 the balance of accounts receivable includes R$262,503 (R$269,026 as of December 31,2007) related to co-billing with other operating companies, the amounts of which were determined on the basis of statements of commitment, since contracts have not yet been signed by the parties. Pending matters related to the definition of responsibility for losses resulting from fraud have not yet been resolved, and depend upon decision by the regulating agency and agreement between the parties.

The changes in the allowance for doubtful accounts are as follows:

	Consolidated
	2008	2007
Balance at beginning of year	344,701	353,306
Additional allowance in first quarter (Note 21)	81,714	107,401
Write-offs and recoveries in 1st quarter	(67,276)	(86,328)
Balance at March 31	359,139	374,379

Additional allowance in 2nd, 3rd and 4th quarters		258,339
Write-offs and recoveries in 2nd, 3rd and 4th quarters		(288,017)

Balance at December 31		344,701

5.  INVENTORIES

	Consolidated
	3.31.08	12.31.07
Handsets	396,038	382,410
Simcard (chip)	22,845	24,700
Accessories and other	6,419	7,330
(-) Provision for obsolescence	(40,427)	(37,816)
Total	384,875	376,624

6. DEFERRED AND RECOVERABLE TAXES

6.1 Breakdown

	Company		Consolidated
	3.31.08	12.31.07	3.31.08	12.31.07
Prepaid income and social contribution taxes	502,968	480,544	627,975	573,705
Recoverable state VAT (ICMS)	-	-	482,785	463,573
Recoverable Social Contribution Taxes on Gross Revenue for Social Integration Program (PIS) and on Gross Revenue for Social Security Financing (COFINS)	28,529	28,529	219,001	241,516
Withholding income tax	165	37,214	48,805	81,368
Other recoverable taxes	270	270	34,122	34,870
Total recoverable taxes	531,932	546,557	1,412,688	1,395,032

Deferred income and social contribution taxes	1,143	1,143	2,489,830	2,570,938
ICMS to be allocated	-	-	93,663	82,323

Total	533,075	547,700	3,996,181	4,048,293

Current	4,696	4,696	1,704,559	1,614,377
Noncurrent	528,379	543,004	2,291,622	2,433,916

The breakdown of deferred income and social contribution taxes are as follows:

	Consolidated
	3.31.08	12.31.07
Tax credit incorporated - restructuring (a)	562,471	634,405
Tax credits on provisions for:
Income and social contribution taxes loss carryforwards (b)	1,091,913	1,116,252
Accelerated depreciation	159,457	134,067
Contingencies	124,664	120,374
Doubtful debt	122,107	117,198
Derivative contracts	117,665	107,254
Suppliers	105,883	125,801
Valuation allowance fixed assets	102,047	102,047
Customer loyalty program	27,994	25,954
Employee profit sharing	13,985	33,989
Obsolescence	13,745	12,857
Other amounts	47,899	40,740
Total deferred taxes	2,489,830	2,570,938

Current	943,782	906,906
Noncurrent	1,546,048	1,664,032

The installment classified in the current assets refers to the reversal of temporary differences and amortization of goodwill expected for the next twelve months.

The deferred taxes were set up assuming its future realization, as follows:

a) Tax credit incorporated: represented by the net balance of goodwill and the provision for maintaining the integrity of the net equity (Note 6.2). Its conversion occurs proportionately to the amortization of the goodwill in its subsidiary, over a period of 5 to 10 years. Studies by outside consultants used in the Corporate Restructuring process support the recovery of the value within this period.

b) Tax loss and negative bases: represents the amount recorded by the subsidiary, which will be offset at the limit of 30% of the bases computed in the coming years and has no limitation period. The Company did not record the potential deferred income and social contribution tax credit that would arise from the use of these tax bases in the amount of R$700,126 (R$686,064 at December 31, 2007), given the uncertainty, at this time, as to the Company’s ability to generate future taxable results to ensure realization of these deferred taxes.

c)  Temporary differences: realization will occur at the payment of provisions, the effective loss on bad debts or the realization of inventories, as well as upon reversal of other provisions. The Company did not record the potential deferred income and social contribution tax credit that would arise from the use of these provisions in the amount of R$157,293 (R$156,856 at December 31, 2007), given the uncertainty, at this time, as to the Company’s ability to generate future taxable results to ensure realization of these deferred taxes

The Company prepared technical feasibility studies, approved by its Board, which indicated the full recovery of deferred tax amounts recognized at December 31, 2007, as defined by CVM instruction No. 371.

During the quarter ending March 31, 2008, no relevant fact occured that indicated limitations to full recovery of deferred tax amounts recognised by the subsidiary.

6.2  Tax benefits – Corporate Restructuring

Company’s and its subsidiary’s accounting records for corporate and tax purposes include specific accounts related to incorporated goodwill and provision and respective amortization, reversal and tax credit, the balances of which are as follows:

	Consolidated
	3.31.08		12.31.07
Restructuring	Goodwill	Provison	Net	Net
TC – Privatization	532,123	(351,201)	180,922	208,060
GT – Acquisition	502,330	(331,538)	170,792	180,520
TCO – 1 st acquisition	350,728	(231,480)	119,248	144,800
TCO – 2 nd acquisition	186,160	(122,865)	63,295	70,077
TLE – Privatization	82,983	(54,769)	28,214	30,948
Total	1,654,324	(1,091,853)	562,471	634,405

The changes during the quarter ended March 31 are as follows:

	Consolidated
	3.31.08	3.31.07
Results:
Amortization of goodwill	(220,262)	(220,262)
Reversal of Provision	148,328	148,328
Tax credit	71,934	71,934
Effect on results	-	-

Proportionately to the effective realization of tax benefits, relevant amount will be absorbed into capital in favor of controlling shareholders, while the other shareholders will be ensured the right of first refusal. The funds originating from the exercise of this right will be paid to controlling shareholders.

7. PREPAID EXPENSES

	Company		Consolidated
	3.31.08	12.31.07	3.31.08	12.31.07
FISTEL fee	-	-	465,008	110,304
Advertising to be distributed	-	-	111,049	133,324
Rent	-	-	11,142	16,459
Financial charges	2,328	2,529	2,559	2,816
Others	-	-	33,073	25,889

Total

	2,328	2,529	622,831	288,792

	471	598	566,634	228,922
	1,857	1,931	56,197	59,870

8. OTHER ASSETS

	Company		Consolidated
	3.31.08	12.31.07	3.31.08	12.31.07
Judicial deposits	5,644	245	119,095	101,036
Subsidies on terminal sales	-	-	33,332	45,982
Credits with suppliers	-	-	21,492	52,232
Advances to employees	-	-	15,159	5,973
Intercompany credits	1,863	1,863	6,005	10,661
Other assets	3,421	3,421	8,215	8,204

Total

	10,928	5,529	203,298	224,088

	3,509	3,137	170,824	197,578
	7,419	2,392	32,474	26,510

9. INVESTMENTS

a) Investments in subsidiary

At March 31, 2008, Vivo S.A. is a wholly-owned subsidiary of the Company, withholding 3,810,478 common shares.

The main information of the subsidiary are as follows:

	Shareholder’s equity		Net income (loss)
Investees	3.31.08	12.31.07	3.31.08	3.31.07
Vivo S.A.	7,400,346	7,197,499	201,480	105,977

b. Breakdown and changes

The balance of Company's investments includes interest in subsidiaries' equity, goodwill, advances for future capital increase and valuation allowance, as well as other investments, as shown below:

	Company		Consolidated
	3.31.08	12.31.07	3.31.08	12.31.07
Investment in subsidiaries	6,294,527	6,091,680	-	-
Advance for future capital increase	1,105,818	1,105,818	-	-
Goodwill on the acquisition of investments, net	814,579	909,766	814,579	909,766
Valuation allowance	(225,130)	(242,397)	(225,130)	(242,397)
Other investments	106	106	113	113
Investment balance	7,989,900	7,864,973	589,562	667,482

Changes in investments in subsidiaries for the quarters ended March 31 is as follows:

b.1)  Investments in subsidiaries

	3.31.08	3.31.07
Balance at beginning of year	6,091,680	7,358,367
Equity interest	201,480	105,977
Donations and subsidies	1,367	2,560
Capital reduction	-	(36,500)
Balance at March 31	6,294,527	7,430,404

The equity in earnings of subsidiaries in statements of operations, for the quarters ended March 31, 2008 and 2007, is made up of the equity interest and donations.

b.2)  Goodwill on the acquisition of investments, net

	3.31.08	3.31.07
Balance at beginning of year	909,766	1,290,512
Amortization of goodwill (Note 23)	(95,187)	(95,185)
Balance at March 31	814,579	1,195,327

b.3)  Provision for losses on investments

	3.31.08	3.31.07
Balance at beginning of year	(242,397)	(311,467)
Amortization of loss (proportional goodwill) (Note 23)	17,267	17,267
Balance at March 31	(225,130)	(294,200)

These refer to provisions recorded on December 31, 2001 and 2002, to recognize permanent losses on goodwill, due to the accumulated losses of subsidiary Global Telecom SA as of those dates.

10. PROPERTY, PLANT AND EQUIPMENT, NET

		Consolidated
		3.31.08			12.31.07
	Yearly depreciation rates %	Cost	Accumulated depreciation	Property, plant and equipment, net	Property, plant and equipment, net
Transmission equipment	10.00 to 20.00	7,659,456	(5,518,264)	2,141,192	2,198,821
Switching equipment	10.00 to 20.00	3,516,479	(2,170,510)	1,345,969	1,368,120
Infrastructure	2.86 to 20.00	2,541,831	(1,389,772)	1,152,059	1,166,159
Construction in progress	-	383,167	-	383,167	498,957
Terminals	66.67	1,972,406	(1,700,617)	271,789	290,398
Buildings	2.86 to 4.00	284,499	(75,222)	209,277	209,978
Land	-	59,785	-	59,785	59,785
Other assets	6.67 to 20.00	1,429,401	(948,656)	480,745	509,171
Total		17,847,024	(11,803,041)	6,043,983	6,301,389

In the quarter ended March 31, 2008, the subsidiary capitalized financial expenses incurred in connection with loans that are financing construction in progress in the amount of R$7,340. In the same period of 2007, there was no capitalization.

At March 31, 2008, the subsidiary had property and equipment offered as guarantee collaterals in lawsuits in the amount of R$97,634 (R$109,158 as of December 31, 2007).

11. INTANGIBLE ASSESTS, NET

		Consolidated
		3.31.08			12.31.07
	Yearly depreciation rates %	Cost	Accumulated depreciation	Intangible net	Intangible net
Software use rights	20.00	3,294,141	(2,177,563)	1,116,578	1,125,107
Concession licenses	6.67 to 20.00	1,026,880	(646,281)	380,599	399,027
Construction in progress	-	94,086	-	94,086	129,503
Other assets	6.67 to 20.00	35,512	(29,902)	5,610	6,662
Total		4,450,619	(2,853,746)	1,596,873	1,660,299

12. DEFERRED ASSETS, NET

		Consolidated
		3.31.08			12.31.07
	Annual amortization rate %	Cost	Accumulated amortization	Deferred Assets, Net	Deferred Assets, Net
Pre-operating expenses	10.00	353,515	(301,721)	51,794	58,833
Goodwill - Ceterp Celular S/A.	10.00	84,265	(61,794)	22,471	24,578
Goodwill	As per contractual periods	27,046	(21,427)	5,619	6,053
Total		464,826	(384,942)	79,884	89,464

13. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	3.31.08	12.31.07	3.31.08	12.31.07
Suppliers	3,561	3,337	1,745,651	2,290,721
Amounts to be transferred LD (a)	-	-	312,769	314,573
Interconnection / linking	-	-	197,175	193,093
Technical assistance	-	-	139,140	189,696
Other	258	143	31,549	81,225
Total	3,819	3,480	2,426,284	3,069,308

(a) Amounts to be transferred refer to VC2, VC3 and roaming charges, invoiced to companies’ customers and passed on to the long distance operating companies.

14. TAXES PAYABLE

	Company		Consolidated
	3.31.08	12.31.07	3.31.08	12.31.07
Current taxes:

ICMS	-	-	501,426	514,688
PIS and COFINS	98	22,945	83,950	122,048
Income and social contribution taxes	-	-	59,105	20,493
FISTEL	-	-	10,031	25,689
FUST and FUNTTEL	-	-	8,637	9,008
Other taxes, fees and mandatory contributions	1,382	1,381	21,645	23,592
Total	1,480	24,326	684,794	715,518

Legal liabilities (CVM 489/05):

CIDE	-	-	30,176	25,997
PIS and COFINS	-	-	7,662	7,566
Other taxes, fees and mandatory contributions	-	-	3,250	3,250
Total	-	-	41,088	36,813

Total	1,480	24,326	725,882	752,331

Current	1,480	24,326	534,505	570,972
Noncurrent	-	-	191,377	181,359

Current Taxes

At March 31, 2008, the noncurrent liability, portion of R$ 178,833 ( R$ 168,850 as of December 31, 2007) of refers to ICMS - More Jobs for Paraná Program, resulting from an agreement with the Paraná State Government involving the postponement of ICMS payment.

This agreement establishes that ICMS payment falls due always in the 49th month subsequent to the one in which ICMS was determined.

Legal Liabilities - CVM Resolution 489/05

This includes the taxes that fall within the scope of Resolution 489 of October 3, 2005, issued by the Brazilian Securities Commission (CVM), which approved IBRACON position NPC No 22.

For quarterly information purposes, the amounts of judicial deposits of said taxes, if applicable, were offset against taxes, fees and mandatory contributions payable.

Below are the changes in the legal obligations arising from compliance with CVM Resolution No. 489/05:

	Legal Obligations	(-) Judiciary deposits	Total
Balance at beginning of year	108,232	(71,419)	36,813
Addition, net of reversals	5,000	(572)	4,428
Monetary restatement	(153)	-	(153)
Balance at March 31, 2008	113,079	(71,991)	41,088

15. LOANS, FINANCING AND DEBENTURES

a) Breakdown of debt

a.1) Loans and Financing

				Company		Consolidated
Description	Currency	Interest	Maturity	3.31.08	12.31.07	3.31.08	12.31.07
Banco Europeu de Investimento – BEI	US$	1.4% p.a. + Libor a 4.47% p.a.	6/13/08 to 3/2/15	-	-	730,486	270,087

Resolution 2770		¥0% to 4.38% p.a.	4/24/08 to 1/18/11	-	-	615,556	555,639

Resolution 2770	US$	4.96% p.a. to 6,24% p.a.	4/14/08 to 10/10/08	44,797	69,835	316,175	406,651

Resolution 2770	R$	IGP-M + 9.45% p.a.	2/9/10	-	-	122,666	118,618

BNDES	URTJLP	TJLP + 4.3% p.a. to 4.6% p.a.	4/15/08 to 8/15/14	-	-	667,843	675,192

BNDES	UMBNDES	4.6% p.a.	4/15/08 to 7/15/11	-	-	9,053	9,994

Compror		¥1.00% p.a. to 5.78% p.a.	6/17/08 to 8/19/09	-	-	432,745	490,769

Compror	US$	19.45% p.a.	1/02/08	-	-	-	13,623

Compror	EUR	5.15% p.a.	1/21/08	-	-	-	39,724

Banco do Nordeste do Brasil – BNB	R$	10.00% p.a.	4/29/08 to 1/29/15	-	-	247,240	164,810

Acquisition of investment “TCO”	R$	100% CDI + 1% p.a.	4/25/08	10,697	10,697	10,697	10,697

Others	R$	Coluna 27 FGV	10/25/08	-	-	337	426

Interest				17,375	17,097	97,939	85,298

Total				72,869	97,629	3,250,737	2,841,528

Current				72,869	97,629	1,519,054	1,444,124
Noncurrent				-	-	1,731,683	1,397,404

a.2) Debentures

				Company		Consolidated
Description	Currency	Interest	Maturity	3.31.08	12.31.07	3.31.08	12.31.07

Debentures	R$	103.0% CDI to 104.2% CDI	8/1/08 to 5/1/15	1,500,000	1,500,000	1,500,000	1,500,000

Interest				52,614	39,912	52,614	39,912

Total				1,552,614	1,539,912	1,552,614	1,539,912

Current				552,614	539,912	552,614	539,912
Noncurrent				1,000,000	1,000,000	1,000,000	1,000,000

b) Payment timetable

On March 31, 2008, the maturities of the long-term portion of loans and financing are as follows:

Year	Company	Consolidated
2009	-	136,911
2010	-	321,760
2011	-	193,922
2012	-	159,206
After 2013	1,000,000	1,919,884
Total	1,000,000	2,731,683

c) Restrictive clauses

The subsidiary has loans and financing taken out from Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the balance of which at March 31, 2008 was R$676,896 (R$685,186 as of December 31, 2007).  In accordance with the contract, there are several economic and financial indexes that must be determined on a six-month and yearly basis. At the same date, all economic and financial indexes established in the contract were met by subsidiary.

The subsidiary has loans from the European Investment Bank, the balance of which at March 31, 2008 amounted to R$730,486 (R$270,087 as of December 31, 2007). At the same date, all economic and financial indexes established in the contract were met by subsidiary.

d) Guarantees

At March 31, 2008, subsidiary's loans and financing, in local currency, the principal amounting to R$924,136, had been R$247,240 at Banco do Nordeste do Brasil – BNB, R$667,843 at BNDES (URTJLP) and R$9,053 at BNDES (UMBNDES), were given to guarantees according to the table below:

Banks	Guarantees
BNDES
  Contract (VIVO-2007) R$613,315: Guarantee in receivables referring to 15% of the higher between the debt balance or 4 (four) times the value of the highest installment.
  Contract (VIVO-”GT”) R$71,332: 45% of the receivables are pledged referring to revenue of services
  Vivo Participações is intervening guarantor in these contracts with the BNDES.

European Investment Bank – BEI	Commercial risk guaranteed by Banco Espirito Santo, and BBVA Portugal Vivo Participações is intervening guarantor in these contracts with Banco Espírito Santo.
Banco do Nordeste do Brasil S.A.
  Bank guarantee granted by Banco Bradesco S.A an amount equivalent to 100% of the debit balance of the financing obtained.
  Establishing a liquidity fund comprising short-term investments at an amount equivalent to three amortization installments by reference to the average post-grace period installment
  Vivo Participações is intervening guarantor.

e) Debentures

On August 1, 2007 the second renegotiation of the first public issue of debentures, consisting of 5,000 (five thousand) simple, non-convertible and non-guaranteed debentures, with a par value of R$100 (one hundred thousand Reais) each, maturing on August 1, 2008 took place. The renegotiation involved the total volume of the original issue occurred on August 1, 2003, at the rate of 104.6% of CDI, concomitantly with a reduction in the rate to 103% of CDI took place.

Within the scope of the R$2,000,000 (two billion Reais) First Security Distribution Program announced on August 20, 2004, on May 1, 2005 the Company issued debentures in the amount of R$1,000,000 (one billion Reais) for a term of 10 years as from the date of issue.

The Offering consisted of the issue in two series of R$ 200,000 (two hundred million Reais) and R$800,000 (eight hundred million Reais), in the second series with final maturity on May 1, 2015. The debentures accrue interest, payable on a six-month period basis, corresponding to 103.3% (first series) and 104.2% (second series) of the accumulated daily average rates for DI (one-day Interbank, extra group deposits) (DI rates), as calculated and published by the Center for Custody and Financial Settlement of Certificates and Bonds (CETIP).

Remuneration of Debentures is due to be renegotiated on May 1, 2009 (first series) and May 1, 2010 (second series).

16. PROVISION FOR CONTINGENCIES

The Company and its subsidiary are parties to judicial proceedings that generate administrative and judicial contingencies related to labor, tax and civil claims. Relevant accounting provisions have been set up concerning such proceedings considered as probable losses.

The breakdown of the balances of such provisions is as follows:

	Consolidated
	3.31.08			12.31.07
	Provision	(-) Judicial deposits	Net	Net
Civil	205,196	(30,203)	174,993	150,743
Labor	61,343	(23,632)	37,711	41,909
Tax	5,245	-	5,245	6,752
Total	271,784	(53,835)	217,949	199,404

Current			89,632	81,395
Noncurrent			128,317	118,009

Changes occurred in the provision for contingencies, net for the quarters ended March 31, 2008 and 2007 are as follows:

	2008	2007
Balance at beginning of year	199,404	146,623
Provisions recorded, net of reversals (Note 23)	33,175	78,714
Monetary variation	451	13
Decrease (increase) in judicial deposits	6,502	(2,547)
Payments	(21,583)	(24,927)
Balance at March 31	217,949	197,876

16.1. Civil proceedings

Several civil claims are included, and respective provision was recorded as shown before, which is considered sufficient to meet probable losses on these cases.

a) Consumers

The Company and its subsidiary are a party to several lawsuits initiated by individual consumers or civil associations representing the right of consumers against non-performance of services and/or products sold by the Company. Individually, none of these lawsuits is considered significant.

At March 31, 2008, based on the opinion of outside lawyers, the amount of R$148,984 (R$135,072 as of December 31, 2007) was recorded, which is considered sufficient to meet potential losses on these proceedings.

At the same date, the amount involved in these lawsuits classified as “possible loss” is R$365,733 (R$346,136 as of December 31, 2007).

b) ANATEL

The Company is a party to several legal and administrative proceedings initiated by ANATEL referring to noncompliance with regulations concerning the Personal Mobile Service (SMP).At March 31,2008, the amount of R$18,107 (R$18,614 as of December 31, 2007), was recorded, which is considered sufficient to face probable losses on these cases.
At the same date, the amount involved in these lawsuits classified as “possible loss” is R$ 21,024 (R$18,356 as of December 31, 2007).

c) Others

These refer to lawsuits of other nature, all related to the normal course of business, including contractual discussions with supplier. At March 31, 2008, based on the opinion of its outside lawyers, the amount of R$38,105 (R$37,028 as of December 31, 2007) was recorded, which is considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$ 58,369 (R$79,251 as of December 31, 2007).

16.2. Labor Claims

Several labor claims are included, and respective provision was recorded as shown before, which is considered sufficient to meet probable losses on these cases.

No new, significant labor claims were initiated in the quarter ended March 31, 2008 classified as “probable loss”. No significant changes occurred in the proceedings reported since last fiscal year.

With respect to proceedings which the possibility of loss is classified as “possible”, the amount involved is R$160,683 (R$133,040 as of December 31, 2007).

16.3. Tax proceedings

16.3.1. Probable losses

No new significant tax proceedings were initiated in the quarter ending March 31, 2008, classified as “probable loss”.

16.3.2. Possible Losses

At the same time, the amounts of such proceedings classified as “possible” were R$ 1,827,508, which relate mainly to challenges concerning the ICMS, PIS/COFINS, ISS, IRPJ, IRRF, CSLL, IOF, CPMF, FUST, FUNTTEL, FISTEL and Social Contributions. No new, significant tax proceedings were initiated in the quarter ending March 31, 2008, classified as “possible loss”. No significant changes occurred in the proceedings described herein since last fiscal year.

17. OTHER LIABILITIES

	Company		Consolidated
	3.31.08	12.31.07	3.31.08	12.31.07
Prepaid services to be rendered	-	-	329,515	336,320
Provision for disposal of assets (a)	-	-	159,406	146,421
Reverse stock split (b)	71,906	74,978	115,885	116,807
Provision loyalty program (c)	-	-	82,335	76,337
Provision for Pension Fund	-	-	4,062	3,960
Payables to related parties	161	168	1,923	847
Other	9,455	14,998	56,015	61,630

Total

	81,522	90,144	749,141	742,322

Current	81,202	89,824	539,902	546,169
Noncurrent	320	320	209,239	196,153

(a) Refers to the costs to be incurred in connection with the need, if any, for giving back to their owners the “sites” (locations for installations of the subsidiary’s Radio Base Stations – RBS) in the same conditions as they were found upon execution of their initial rent contract.

(b) Refers to the credit made available to the holders of shares remaining as a result of the reverse stock split of the capital stock of the Company and its subsidiary.

(c) The subsidiary has implemented loyalty programs, under which calls are converted into points that enable the user to a future change of handsets. A provision is made for accumulated points, net of redemptions, considering the history of redemptions, points generated and average cost per point.

18. SHAREHOLDERS’ EQUITY

a) Capital

The capital held at March 31, 2008 and December 31, 2007 is R$ 6,347,784.

Subscribed paid-in capital is represented by shares without par value, as follows:

	3.31.08	12.31.07
Capital stock
Common	524,931,665	524,931,665
Preferred	917,186,080	917,186,080
Total	1,442,117,745	1,442,117,745

Treasury shares
Preferred	(4,494,900)	(4,494,900)
Total	(4,494,900)	(4,494,900)

Shares outstanding
Common	524,931,665	524,931,665
Preferred	912,691,180	912,691,180
Total	1,437,622,845	1,437,622,845

Asset value per share outstanding (in R$)	5.84	5.77

b) Dividends and interest on shareholders’ equity

The preferred shares do not have voting rights, except in the cases stipulated in articles 9 and 10 of the bylaws, but are ensured priority in the reimbursement of capital, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the fiscal year, calculated in accordance with article 202 of Brazilian Corporation law, and priority in receiving minimum noncumulative dividends equivalent to the higher of the following amounts:

b.1) 6% per year on the amount resulting from dividing the subscribed capital by the total number of Company’s shares; or

b.2) 3% per year on the amount resulting from dividing shareholders’ equity by the total number of Company’s shares, and also the right to participate in distributed income under conditions equal to those applicable to common shares, after the common shares have been ensured of a dividend equal to the minimum priority dividend established for the preferred shares.

As from the General Shareholders’ Meeting held on March 27, 2004, the preferred shares are entitled to full voting rights, in accordance with article 111, paragraph 1, of Law No. 6404/76, since minimum dividends were not paid on preferred shares for three consecutive years.
At the Annual General Meeting held on March 15, 2007, the payment of dividends on P&L for year 2006 to the holders of preferred stocks was approved. However, the approved amount was lower than the minimum statutory value required to remove the right to vote of the preferred stocks.

b.3) Dividends and interest on shareholders’ equity, not claimed by shareholders expire in 3 (three) years, as from the date of the beginning of payment, as set forth in article 287, subparagraph II, item a), of Law No. 6404/76.

c) Special goodwill reserve

This reserve was established as a result of the Corporate Reestructuring processes described in Note 6.2, as per contra to the net assets absorbed, and it represents the future tax benefit amount to be earned through amortization of the absorbed goodwill. At the end of each fiscal year, the special goodwill reserve portion corresponding to the benefit could be capitalized in behalf of the controlling shareholder, with the issue of new shares. The capital increase is subject to the right of first refusal of the non-controlling shareholders, in proportion to their respective equity interest, by specie and class, by the time of the issue. In addition, the amounts paid upon exercising this right will be directly delivered to the controlling shareholder, pursuant to the provisions set forth by CVM Instruction No. 319/99.

19. NET OPERATING INCOME

	Consolidated
	Quarters ended on
	3.31.08	3.31.07
Franchise and use	2,098,057	1,873,041
Interconnection	1,366,606	1,232,008
Data and value-added services	455,387	291,566
Other services	32,844	22,469
Gross revenue from service	3,952,894	3,419,084

Value-added tax on services (ICMS)	(669,853)	(566,912)
PIS and COFINS	(143,098)	(122,370)
Service tax (ISS)	(1,696)	(544)
Discounts granted	(115,694)	(119,957)

Net operating income from services	3,022,553	2,609,301

Gross income from handsets and accessories	654,432	545,265

Value-added tax on services (ICMS)	(64,237)	(40,028)
PIS and COFINS	(38,086)	(27,976)
Discounts granted	(221,838)	(203,779)
Returns of goods	(20,846)	(31,935)

Net operating income from sale of handsets and accessories	309,425	241,547

Total net operating income	3,331,978	2,850,848

There is no customer that accounts for more than 10% of gross operating income during the quarters ended March 31, 2008 and 2007, with the exception of Telecomunicações de São Paulo S/A - TELESP, a fixed telephony company in the state of São Paulo that accounted for approximately 10.2% and 10.6% during quarters ended March 31, 2008 and 2007. The amounts in question refer mainly to interconnection.

20. COST OF SERVICES AND GOODS SOLD

	Consolidated
	Quarters ended on
	3.31.08	3.31.07
Interconnection	(449,739)	(364,972)
Depreciation and amortization	(380,468)	(297,649)
Taxes and contributions	(145,030)	(126,900)
Outside services	(125,694)	(97,299)
Rent, insurance and condominium fees	(51,896)	(49,315)
Leased lines	(50,386)	(53,674)
Personnel	(24,073)	(27,626)
Other consumables	(17,625)	(24,260)
Cost of services rendered	(1,244,911)	(1,041,695)

Cost of goods sold	(502,244)	(351,519)

Total	(1,747,155)	(1,393,214)

21. SELLING EXPENSES

	Consolidated
	Quarters ended on
	3.31.08	3.31.07
Outsourced services	(389,577)	(338,858)
Depreciation and amortization	(127,835)	(108,935)
Costumer loyalty and donations	(99,933)	(63,287)
Allowance for doubtful accounts	(81,714)	(107,401)
Advertising	(75,685)	(61,043)
Personnel	(70,430)	(79,225)
Rent, insurance and condominium expenses	(14,589)	(16,695)
Taxes, fees and mandatory contributions	(1,082)	(1,015)
Other supplies	(17,795)	(16,007)
Total	(878,640)	(792,466)

22. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	Quarters ended on		Quarters ended on
	3.31.08	3.31.07	3.31.08	3.31.07
Outsourced services	(4,649)	(4,164)	(130,549)	(119,590)
Depreciation and amortization	(7)	(18)	(65,540)	(74,777)
Personnel	(740)	(585)	(65,255)	(66,796)
Rent, insurance and condominium	-	(1)	(21,375)	(21,886)
Taxes	(2)	-	(2,416)	(1,638)
Other supplies	(4)	-	(1,991)	(2,717)
Total	(5,402)	(4,768)	(287,126)	(287,404)

23. OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	Quarters ended on		Quarters ended on
	3.31.08	3.31.07	3.31.08	3.31.07
Income:
Recovered expenses	5,539	723	33,163	12,223
Fines	-	-	16,572	24,716
Shared infrastructure - EILD	-	-	14,717	12,529
Reversal of provisions	-	14	4,525	2,942
Others	1,445	-	4,637	1,430
Total	6,984	737	73,614	53,840

Expenses:
Amortization of goodwill	(95,187)	(95,185)	(95,187)	(95,185)
Amortization of deferred charges	-	-	(11,693)	(11,749)
Provision for contingencies	(298)	(481)	(37,700)	(81,656)
FUST	-	-	(16,663)	(13,935)
ICMS on other expenses	-	-	(11,998)	(16,102)
PIS and COFINS	(1)	(84)	(10,737)	(20,464)
FUNTTEL	-	-	(8,301)	(6,987)
CIDE	-	-	(4,936)	(3,379)
Other taxes, fees and mandatory contributions	(1)	(173)	(3,298)	(4,153)
Realization of provision for valuation allowance	17,267	17,267	17,267	17,267
Others	-	(21)	(11,706)	(9,278)
Total	(78,220)	(78,677)	(194,952)	(245,621)

24. FINANCIAL INCOME (EXPENSES) AND MONETARY AND EXCHANGE VARIATIONS

	Company		Consolidated
	Quarters ended on		Quarters ended on
	3.31.08	3.31.07	3.31.08	3.31.07
Financial income:
Income from financial transactions	8,451	8,917	75,305	58,363

Financial expenses:
Loans	(42,001)	(49,927)	(83,378)	(80,524)
Derivative transactions	(1,258)	(1,555)	(25,597)	(75,578)
Other financial transactions	(410)	(1,019)	(13,245)	(29,488)
Total	(43,669)	(52,501)	(122,220)	(185,590)

Monetary and exchange variations:

In assets
Derivative transactions	-	-	59,942	1,123

In liabilities
Derivative transactions	(947)	(3,177)	40,979	(88,624)
Loans	932	3,177	(118,311)	89,293
Other transactions	-	983	(6,267)	6,751
Total	(15)	983	(23,657)	8,543

25. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiary record provisions for income and social contribution taxes monthly on an accrual basis, paying the taxes based on the monthly estimate. Deferred taxes are recognized on temporary differences, as mentioned in Note 6. The composition of expenses on income and social contribution taxes is shown below:

	Consolidated
	Quarters ended on
	3.31.08	3.31.07
Income and social contribution tax on goodwill amortization	(71,934)	(71,934)
Income and social contribution tax	(56,786)	(38,459)
Deferred income and social contribution tax	(9,175)	24,625
Total	(137,895)	(85,768)

Please find below a reconciliation of the expense with income taxes disclosed, by eliminating the effects of the goodwill tax benefit, to the amounts calculated by applying combined statutory rates at 34%:

	Company		Consolidated
	Quarters ended on		Quarters ended on
	3.31.08	3.31.07	3.31.08	3.31.07
Income (loss) before taxes	90,976	(16,774)	227,504	66,434

Tax credit at combined statutory rate (34%)	(30,932)	5,703	(77,351)	(22,588)

Permanent additions:
Nondeductible expenses - goodwill amortization	(26,493)	(26,492)	(26,493)	(26,492)
Other nondeductible expenses	-	-	(22,514)	(17,390)
Other additions	-	-	-	(1,870)
Permanent exclusions:
Equity pick-up	68,968	36,903	-	-
Other exclusions	2,955	2,954	2,961	2,961
Unrecognized tax loss and temporary differences	(14,498)	(19,068)	(14,498)	(20,389)
Tax Debt	-	-	(137,895)	(85,768)

26. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Considerations on Risks

The main market risks to which the Company and its subsidiary are exposed in the conduct of their activities are:

Credit Risk: deriving from possible difficulties in collecting the amounts related to telecommunications services rendered to its customers and to sales of handsets to its dealers, as well as the risk related to short-term investments and amounts receivable from swap transactions.

Interest Rate Risk: deriving from a portion of the debt and from long positions of derivatives contracted at floating rates, and involving the risk of an increase in financial expenses due to an unfavorable change in interest rates (mainly LIBOR, TJLP and CDI).

Exchange Rate Risk: the possibility that Company and its subsidiary incur losses as a result of exchange rate variations that increase the liability balances of foreign currency loans and financing.
The Company and its subsidiary adopt an active position concerning the management of the various risks to which they are exposed, by means of a set of comprehensive initiatives, procedures and operating policies, thus mitigating the risks inherent to their activities.

Credit Risk

The credit risk involved in the rendering of telecommunications services is minimized by a strict control of the customer base and active management of customers’ default, by means of clear policies regarding the sale of post-paid telephones. The subsidiary customer base has, predominantly, a prepaid system, which requires the prior loading and consequently entails no credit risk.

The credit risk in the sale of handsets is managed by a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, as well as the automatic control of sales release integrated with the distribution module of SAP’s ERP software.

The company and its subsidiary are also subject to credit risk originating from its financial investments and amounts receivable from swap transactions. The Company and its subsidiary act in a manner so as to diversify this exposure among various world-class financial institutions.

Interest rate risk

The Company and its subsidiary are exposed to the risk of increased interest rates, especially those associated with the cost of the Interbank deposit certificates (CDI), in connection with payables related to derivative transactions (currency hedge) and by loans denominated in Reais. As a way to minimize this exposure, the Company contracted swap transactions in Reais, from CDI to fixed-interest rates, in a total reference value of R$109.5 million. The balance of financial investments, indexed to the CDI, also neutralizes this effect partially.

Furthermore, the Company and its subsidiary are also exposed to the risk of fluctuation of the TJLP, in connection with the loans obtained from BNDES. These transactions amounted to R$667,843 at March 31, 2008. The Company and its subsidiary have no transactions with derivatives contracted to cover the TJLP risk.

At March 31, 2008, the subsidiary had US$52,480 referring to the loans and financing involving floating foreign interest rates (LIBOR), that are protected against fluctuation in interest rates (LIBOR) by means of derivatives (interest rate swap).

Exchange Rate Risk

The Company and its subsidiary have contracted financial transactions with derivatives so as to protect themselves against exchange rate fluctuations affecting their loans and other liabilities in foreign currencies. The instruments generally used are swap and forward contracts

The table below summarizes the net exposure of the Company and its subsidiaries to the exchange rate factor at March 31, 2008:

	In thousands of
	US$	€	¥
Loans and financing	(619,349)	-	(60,896,379)
Loans and financing - UMBNDES (a)	(5,197)	-	-
Derivative instruments	623,814	-	60,896,379
Other liabilities	(52,577)	(8,619)	-
Total (insufficient coverage)	(53,309)	(8,619)	-

(a) UMBNDES is a monetary unit conceived by BNDES, composed of a basket of foreign currencies, main currency being the US dollar, and for this reason the Company and its subsidiary consider it in their analysis of the risk coverage against exchange rate fluctuations.

Transactions with Derivatives

The Company and its subsidiary record gains and losses on derivative contracts as financial income or expenses, net.

The table below shows an estimate of the book value and the market value of the loans and financing, as well as of the transactions with derivatives, at March 31, 2008:

	Book value	Market value	Unrealized gain (loss)
Loans and financing	(4,803,351)	(4,711,758)	91,593
Derivative instruments	(340,269)	(343,458)	(3,189)
Other liabilities	(115,798)	(115,798)	-
Total	(5,259,418)	(5,171,014)	88,404

b) Market Value of Financial Instruments

The market value of loans, financing and debentures, as well as of swap contracts, was established on the basis of discounted cash flow, by using projections of interest rates available.

Market values are calculated at a specific time based on available information and own evaluation methodology. Consequently, the indicated estimates do not necessarily represent market realizable values. Use of different assumptions may significantly affect estimates.

27. POST-EMPLOYMENT BENEFIT PLANS

The Company and its subsidiary, together with other companies belonging to the former Telebras System, sponsor private pension plans and medical assistance plans for retired employees, as follows:

a) PBS-A: multi-sponsored defined benefit plan, designed for participants already assisted as of January 31, 2000.

b) PAMA: multi-sponsored medical assistance plan for retired employees and their dependents, at shared cost.

The plans PBS-A and PAMA are administered by the Fundação SISTEL de Seguridade Social – SISTEL.

c) PBS-Telesp Celular, PBS-TCO, PBS Tele Sudeste and PBS Tele Leste Celular: defined retirement benefit plans sponsored individually by the Company.

The contributions to the PBS plans are determined on the basis of actuarial studies prepared by independent actuaries, in accordance with standards in force in Brazil. The costing determination system is that of capitalization and the contribution due by sponsors is 13.5% on their participating employees’ salaries, of which 12% are designed for the costing of the PBS plans and 1.5% to the PAMA plan.

d) TCP Prev and TCO Prev Plans: Individual plans - defined contribution and variable contribution - instituted by SISTEL in August 2000. In both plan types, the Company supports participants’ death or disability risk amounts, while in the TCO Prev plan some participants originally enrolled with the PBS-TCO plan are entitled to life retirement benefits (paid-up benefit), besides the benefits of defined contribution. The contributions of the Company to the TCP Prev and TCO Prev plans match those of participants, ranging between 1% and 8% of the contribution salary, according to the percentage chosen by participant.

e) Benefit Plans Visão Celular- Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular: defined contribution individual plans, established by Sistel in August 2000. Company’s contributions to Visão Celular plans match those of participants, ranging between 0% and 9% of contribution salary, according to participant’s choice.

f) Defined Benefit Plan: “CRT” sponsored defined benefit pension plans (founding member benefit plan and alternative benefit plan), which were managed by Fundação dos Empregados da Companhia Riograndense de Telecomunicações - FCRT.

On December 21, 2001, “CRT” and Brasil Telecom S/A, sponsors of FCRT, signed a statement of commitment with a view to completely canceling any link between the sponsors, by the withdrawal of “CRT” as a sponsor, with the guarantee that this withdrawal be made strictly in accordance with applicable legislation and respecting participants rights, which was approved by the Supplementary Pension Department at December 30, 2003.

On  July 31, 2007, “CRT” passed on R$20,001 to the FCRT, finishing its participation to this plan of benefits, disentailing thus of any obligations and future contingencies.

On February 02, 2007, the process for transferring the administration of Sistel Social Security Foundation plans to Visão Prev - Society of Supplementary Pension was approved, as follows: PBS Telesp Celular, TCPPrev, PBS Tele Centro Oeste Celular, TCOPrev, PBS Telesudeste Celular, Visão Telerj Celular, Visão Telest Celular, PBS Teleleste Celular, Visão Telebahia Celular, Visão Telergipe Celular and Visão Celular CRT.

The eleven plans sponsored by the subsidiary were gradually transferred to Visão Prev until December 31, 2007, while on May 2, 2007, the transfer of the plans assets occurred.

On August 21, 2007, Vivo-Prev plan regulation was approved. Vivo Prev is an individual plan under the defined contribution system, which has already been managed by Prev Vision Supplementary Pension Company. The Company’s contributions to Vivo-Prev plan match the ones made by the participants, varying from 0% to 8% of the contribution salary, according to the percentage chosen by participant.

On March 1, 2008 a plan migration process started up, in which the participants of old plans may choose to migrate to the new VivoPrev plan. This migration process is expected to occur until May 31, 2008.

28. TRANSACTIONS WITH RELATED PARTIES

The main transactions with related, non-consolidated parties are:

a) Communication via local mobile phone and long distance and use of network: these transactions involve companies belonging to the same controlling group: Telecomunicações de São Paulo S/A - TELESP and subsidiaries. A portion of these transactions was established on the basis of contracts signed by TELEBRAS with the operators who had concessions, prior to the privatization, under conditions regulated by ANATEL. This includes customer service to Telecomunicações Móveis Nacionais -TMN in roaming on the Company’s network.

b) Technical Assistance: this refers to business consultant services provided by PT SGPS and technical assistance by Telefonica S/A, Telefonica International S/A, calculated on the basis of a formula provided for in the contracts that include the variation of the LAIR (Profit Before Income tax) and the variation of PNs (preferred registered) and ONs (common registered) shares, which determine a coefficient applied on service revenues. In the case of the operation of the branch office in Rio Grande do Sul state, its contract solelt provides for a fixed percentage on service revenues.

c) Rendering of corporate services: these were passed on to subsidiary at cost effectively incurred.

d) Telephone customer service: by Atento Brasil S/A and Mobitel S/A-Dedic to users of the subsidiary’s telecommunications services, contracted for 12 months, and renewable for an equal period.

e) System development and maintenance services: rendered by Portugal Telecom Inovação Brasil S/A and Telefonica Pesquisa e Desenvolvimento do Brasil Ltda.

f) Logistics operator and financial and accounting consultancy services: rendered by Telefonica Serviços Empresariais do Brasil Ltda.

g) Voice portal contents provider services: rendered by Terra Networks Brasil S/A.

h) Roaming international services: by Telefonica Móviles España S.A and Telecomunicações Móveis Nacionais – TMN.

We summarize below balances and transactions with related, non-consolidated parties:

	Consolidated
	3.31.08	12.31.07
Assets
Accounts receivable, net	194,090	189,011
Intercompany credits	6,005	10,661

Liabilities:
Suppliers and accounts payable	281,308	263,860
Technical assistance	139,140	189,696
Payables to related parties	1,923	847

	Quarters ended on
	3.31.08	3.31.07
Results:
Income from telecommunications services	472,939	419,515
Cost of sales and services	(36,116)	(29,589)
Other operating expenses, net	(204,313)	(149,947)
Financial income (expenses), net	(1,842)	3,550
Nonoperating income	-	9

29. INSURANCE (CONSOLIDATED) (NOT REVIEWED BY INDEPENDENT AUDITORS)

The Company and its subsidiary maintain a policy of monitoring risks inherent to their activities. On account of this, at March 31, 2008, the Company and its subsidiary had insurance contracts in force to cover operating risks, civil liability, health risks, etc. Management of the Company and of its subsidiary understands that insured amounts are sufficient to cover losses, if any. The main assets, responsibilities or interests covered by insurance and respective amounts are shown below:

Type of Insurance	Insured amounts
Operating risks	R$ 13,910,846
General Civil Liability	R$ 5,564
Automobile (fleet of executive vehicles)	100% of Fipe Table, R$ 220 for Corporal and Material Damages

30. AMERICAN DEPOSITARY RECEIPTS (ADR) PROGRAM

On November 16, 1998, the Company started trading ADRs on the New York Stock Exchange (NYSE) under code “TCP” and since March 31, 2006 under code “VIV” (in accordance with the decision by the Special Shareholders’ Meeting of February 22, 2006), with the following main characteristics:

  Type of shares: preferred
  Each ADR represents 1 (one) preferred share
  The shares are traded in the form of ADRs on the New York Stock Exchange under code “VIV”
  Foreign depositary bank: The Bank of New York
  Custodian bank in Brazil: Banco Itaú S/A

31. Changes in preparation and reporting of financial statements

On December 28, 2007 Law N°11,638, was approved by the President of the Republic of Brazil. This law makes amendments and revokes provisions of Law No. 6404 of December 15, 1976 and Law No. 6385 of December 7, 1976.

The requirements of the Law are effective for financial statements reported for the fiscal years ended on or after January 1, 2008, including the following changes applicable to publicly held companies:

(I) in the preparation of the financial statements, the records of accounting adjustments made exclusively to meet the accounting standards, are nontaxable or nondeductible;
(II) in certain business combinations, assets and liabilities shall be accounted for at market value;
(III) periodic evaluation of the recoverability of amounts recorded under fixed and intangible assets;
(IV) leased assets shall be recorded under property, plant and equipment;
(V) certain financial assets shall be measured at market value;
(VI) some assets and liabilities must be adjusted to their present value, especially those under long term arrangements; and
(VII) investments in affiliates on whose management the company has a significant influence or in which they hold 20% or more of the voting capital (not of the total capital as before), in subsidiaries, and in other companies that are of a same group, or that are under common control, shall be measured by the equity method.

Although Law No. 11638 is already in force, the main changes it introduced depend on regulations yet to be issued by regulatory bodies to be fully implemented by companies.

Accordingly, in this transitional phase, by means of its Communication to the Market dated January 14, 2008, CVM allowed the provisions of Law No. 11638/07 not to be applied to preparation of the Quarterly Information (ITR).

As a consequence, the Company’s management is currently assessing the effects that Law No. 11638/2007 will produce on its financial statements for the year ending December 31, 2008, and it will take into consideration the guidelines and definitions to be issued by regulatory bodies. For the quarter ended March 31, 2008, management understands that the effects of these changes in the Quarterly Information presented cannot yet be determined.

32. SUBSEQUENT EVENTS

On April 3, 2008, the Company announced to its shareholders and the general public, according to CVM Instruction No 358/02 that as of that date, the equity control of Telemig Celular Participações SA (and, indirectly, of Telemig Celular SA) and Tele Norte Participations SA (and, indirectly, of Amazonia Celular SA) was transferred to the Company, under the Stock Purchase and Sale Agreement entered into between the Company and Telpart (the “Stock Purchase and Sale Agreement with Telpart”). The conditions set forth in the Agreement have been met and the respective price has been paid.

As of that date, the Company sold the entirety of the 1,292,679 common shares and 3,715 preferred shares of Tele Norte Participações purchased from Telpart to Telemar Norte Leste, for the same price and conditions set out in the Purchase and Sale Agreement with Telpart as mentioned in Note 1.

The price for the 7,258,108 common shares and 969,932 preferred shares of Telemig Participações paid on  April 3, 2008, already including the remuneration provided for in the Purchase and Sale Agreement with Telpart, is R$1,162,594,377.44, equivalent to the amount of approximately R$151.17 per common share and R$67.43 per preferred share of Telemig Participações purchased interest. The prices paid for the shares of Telemig Participações result in the amount of approximately R$2,625.04 per share of Telemig Celular.

Additionally, the Company acquired Telpart’s rights  to subscription of shares to be issued by Telemig Participações and Tele Norte Participações as a result of the option provided in CVM Instruction No. 319/99, at the already restated amounts under the Purchase and Sale Agreement with Telpart, of R$70,511,214.94 and R$22,610,739.14, respectively, and sold to Telemar Norte Leste as of the same date, rights to subscribe for shares to be issued by Tele Norte Participações, at the same amount paid by the Company to Telpart for its acquisition.

On April 7, 2008, the Offering was announced at CVM’s IPE system and published in local newspapers on April 8, 2008. The offering was filed with the Securities and Exchange Commission of the United States ( “SEC”) on April 8, 2008 and will be distributed to holders of ADSs of Telemig Participações.

On April 8, 2008, the Company informed the market that, as approved by its Board of Directors on August 2, 2007, by virtue of completion of the equity control acquisition of Telemig Participações (and, indirectly, of Telemig Celular), the Company, through its subsidiary TCO IP SA ( “Issuer”), launched in Brazil on this date, a Voluntary Public Offering ( “VPO”) to purchase up to 1/3 of preferred shares outstanding in the market of Telemig Celular and Telemig Participações. As particularly regards Telemig Participações, the VPO will be extended to holders of preferred shares underlying the American Depositary Shares (ADSs “) (“ Maximum Number of Shares “). Each ADS of Telemig Participações represents two preferred shares.

The main terms and conditions of the VPO include the following: the price, which represents a premium of approximately 25% (twenty-five per cent) on the weighted average price of Preferred Shares of the Company, as observed in the last 30 (thirty) BOVESPA’s floors prior to and on August 1, 2007, shall be (i) R$654.72 per preferred share Telemig Celular, and (ii) of R$63.90 per preferred share Telemig Participações, (for reference purposes, the equivalent to approximately US$74.68 per ADS of Telemig Participações based on the average between the purchase and the sale of US dollar of PTAX800 as disclosed by the Central Bank of Brazil on April 4, 2008, of R$1.711 /R$1.00.

The holders of preferred shares in Brazil who accept the offer will be paid the price cash, in local currency, under the terms of the Offering and pursuant to the rules of the Brazilian Clearing and Depositary Company (CBLC). For holders of ADSs of Telemig Participações in the United States that accept the offer, The Bank of New York - as custodian of the ADSs ( “Custodian”) - will be paid in U.S. dollars and make the distribution to the accepting holders of ADSs, as established in the Offering.

On April 11, the Company informed the market that, due to the acquisition of Telemig Participações equity control and, indirectly, that of Telemig Celular, as announced on April 3, 2008, the Company filed with the Brazilian Securities and Exchange Commission its application for Public Offering Registration (PO by transfer of Control) for the purchase of all common shares outstanding of these companies with the draft of the respective Offering document. The effective launching of the Offering is subject to registration with and authorization by  CVM and BOVESPA, under the terms of CVM Instruction No. 361/02.

On April 14, 2008 a stock purchase and sale agreement was executed, whereby 100% of the shares of TCO IP SA were transferred from Vivo S.A. to the Company. From this date on, TCO IP S.A. became a wholly-owned subsidiary of the Company.

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific norms issued by IBRACON (Institute of Independent Auditors of Brazil), CFC (Brazilian National Association of State Boards of Accountancy) and CVM (Brazilian Securities and Exchange Commission)

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Vivo Participações S.A.

  We have performed a special review of the accompanying consolidated and stand‑alone quarterly financial information – ITRs of Vivo Participações S.A. (“Company”), for the quarter ended March 31, 2008, including the balance sheets, the related results of operations, the report on the Company’s performance and the accompanying notes. These financial statements are the responsibility of the Company’s management.

  Our review was conducted in accordance with the specific standards established by the IBRACON - Institute of Independent Auditors of Brazil together with the CFC - Brazilian National Association of State Boards of Accountancy which consisted principally of: (a) inquiries of and discussions with management responsible for the Company’s accounting, financial and operational areas regarding the criteria adopted in preparing the quarterly financial information and (b) review of information and subsequent events which have or might have significant effects on the financial position and results of operations of the Company.

  Based on our special review, we are not aware of any material modifications that should be made to the quarterly financial information (ITR) referred  in the first paragraph for it to be in conformity with accounting practices adopted in Brazil applicable to the preparation of quarterly financial information (ITR), together with specific regulations established by the Brazilian Securities and Exchange Commission (CVM), including the Communication to the Market issued by CVM on January 14, 2008.

  As mentioned in Note 31, Law No. 11638 enacted on December 28, 2007 was made effective from January 1st, 2008. This Law amended and repealed certain provisions, and introduced new ones into Law No. 6404/76 (Corporation Law), and it will cause the accounting practices adopted in Brazil to change. Although Law No. 11638 has already come into effect, the main changes introduced by it depend on regulations yet to be issued by regulatory agencies in order to be fully applied by the companies. Accordingly, in this transitional phase, by means of its Communication to the Market dated January 14, 2008, CVM allowed the provisions of Law No. 11638/07 not to be applied to preparation of the quarterly financial information (ITR). As a consequence, the accounting information contained in the consolidated and stand-alone ITRs of Vivo Participações S.A. for the quarter ended March 31, 2008 was prepared in accordance with specific instructions provided by CVM, and does not consider changes in accounting practices introduced by Law No. 11638/07.

  The consolidated and stand-alone statements of operations of Vivo Participações S.A. for the quarter ended March 31, 2007, presented for purposes of comparison, were reviewed by other independent auditors, who issued an unqualified special review report thereon dated May 7, 2007.

São Paulo, April 25, 2008.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP 15.199/O-6

     Luiz Carlos Passetti                                      Drayton Teixeira de Melo
Accountant CRC-1-SP-144.343/O-3-S         Accountant CRC-1-SP-236947/O-3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.